Walgreens Boots Alliance, Inc. (WBA)

Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Shareholder since 2012.

Truth in Advertising Lesson for Walgreens Management
Please vote for Proposals No. 5 and 6

The annual meeting proxy statement for the January 28, 2021 annual meeting states:
“We value an open dialogue with our stockholders ...”

Yet whoever gave final approval to  the 2021 annual meeting proxy seems opposed to open dialogue by approving prejudicial editorial practices regarding the 2 shareholder proposals.
For example the topics of each management proposal is given in the introduction of the proxy.
But no mention of the titles are given for the 2 shareholder proposals.
Instead of shareholder titles there is the idle management suggestion that these 2 proposals will not even be considered at the annual meeting.

Management is not satisfied with opposing each of these proposals with 2-times as many words as are in each of the 2 proposals, and management goes on to include a conspicuous sidebar telling shareholders to vote against these 2 proposals.
Then there is management electioneering on the ballot itself telling shareholders to vote against these 2 proposals.

Prior to publication of this annual meeting proxy, Walgreens management was asked to equalize its editorial practices and Walgreens management flatly refused.

Please vote for Proposals 5 and 6:

5. That the Chairman of the Board be an independent Director
6. For a Board of Directors report on how the increased health risks of severe COVID-19 infections for smokers impact Walgreens evaluation of its risks in selling tobacco.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.